

February 23, 2011

Mr. Alan Ginsberg
Principal Financial Officer
477 Madison Avenue
New York, New York 10022

  Re: **Eagle Bulk Shipping, Inc.**
    Form 10-K for the year ended December 31, 2009
    Filed March 5, 2010
    File No.001-33831

Dear Mr. Ginsberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief

Via Facsimile
(212) 785-3311